SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                        FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

Commission File Number________________N/A_______________

              COUNTY SEAT STORES, INC.
(Exact name of registrant as specified in its charter)

     17950 Preston Road, Suite 1000, Dallas, Texas
               75252-5638,  (972) 248-5100
   (Address, including zip code, and telephone number,
           including area code, of registrant's
               principal executive offices)

12% Senior Subordinated Notes due 2001 and 12% Senior
              Subordinated Notes due 2002
(Title of each class of securities covered by this Form)

                          NONE
Titles of all other classes of securities for which a duty to file reports under Section 13(a) of 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i) [  ]   Rule 12h-3(b)(1)(ii) [  ]
    Rule 12g-4(a)(1)(ii)[  ]   Rule 12h-3(b)(2)(i)  [  ]
    Rule 12g-4(a)(2)(i) [  ]   Rule 12h-3(b)(2)(ii) [  ]
    Rule 12g-4(a)(2)(ii)[  ]   Rule 15d-6           [  ]
    Rule 12h-3(b)(1)(i) [X]

      Approximate number of holders of record as of the certification or notice date:

There is only one record holder, Cede & Co. and, based on information provided to us by Cede & Co., there are less than 5 participants of the 12% Senior Subordinated Notes due 2001 and less than 35 participants of the 12% Senior
Subordinated Notes due 2002

      Pursuant to the requirements of the Securities
Exchange Act of 1934 County Seat Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  November 6, 1996             BY: /s/ Edward A. Tomechko
                                        Edward A. Tomechko
                                        Senior Vice President and
                                        Chief Financial Officer
                                        Signing on behalf of the
                                        registrant and as principal
                                        financial and accounting officer